                                              -------------------------------
                                              /        OMB APPROVAL         /
                                              -------------------------------
                    UNITED STATES             / OMB Number:       3235-0145 /
          SECURITIES AND EXCHANGE COMMISSION  / Expires:          _________ /
               Washington, D.C. 20549         / Estimated average burden    /
                                              / hours per response....14.90 /
                                              -------------------------------


                                SCHEDULE 13G/A

            Information to be included in Statements filed pursuant
    To Rule 13d-1(b), (c), and (d) and Amendments thereto filed pursuant to
                                 Rule 13d-2(b)



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         American Ecology Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  025533-10-0
                 --------------------------------------------
                                (CUSIP Number)

                                 May 25, 2001
                 --------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)

                                SCHEDULE 13G/A

---------------------------                         --------------------------
  CUSIP No. 025533-10-0                                 Page 2 of 8 Pages
           ----------------                                 ---  ---
---------------------------                         --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Ecol Partners II, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          949,206
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          949,206
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      949,206
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (9)
11.

      6.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13G/A

---------------------------                         --------------------------
  CUSIP No. 025533-10-0                                 Page 3 of 8 Pages
           ----------------                                 ---  ---
---------------------------                         --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Phillips Investments, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          2,352
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             949,206
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          2,352
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          949,206
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      951,558
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (9)
11.

      6.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13G/A

---------------------------                         --------------------------
  CUSIP No. 025533-10-0                                 Page 4 of 8 Pages
           ----------------                                 ---  ---
---------------------------                         --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Harry J. Phillips, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          702,798
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             951,558
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          702,798
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          951,558
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,654,356
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (9)
11.

      12.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 on Schedule 13G/A is being jointly filed by Ecol Partners II, Ltd., Phillips Investments, Inc. and Harry J. Phillips, Jr. Attached as Exhibit A hereto is a copy of the Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G among Ecol Partners II, Ltd., Phillips Investments, Inc. and Harry J. Phillips, Jr.

Item 1(a).  Name of Issuer:
            American Ecology Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices
            805 W. Idaho, Suite 200, Boise, ID  83702-8916.

Item 2(a).  Name of Person Filing
            This schedule is being jointly filed by Ecol Partners II, Ltd., Phillips Investments, Inc., and Harry J. Phillips, Jr.

Item 2(b). Address of Principal Business Office or, if None, Residence The address for each of Ecol Partners II, Ltd., Phillips Investments, Inc. and Harry J. Phillips, Jr. is:
            917 Franklin, Suite 510, Houston, Texas 77002.

Item 2(c).  Citizenship
            Ecol Partners II, Ltd.:  Texas
            Phillips Investments, Inc.:  Texas
            Harry J. Phillips, Jr.:  USA

Item 2(d).  Title of Class of Securities
            Common Stock

Item 2(e).  CUSIP No.
            025533-10-0

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a:
            N/A

Item 4.     Ownership
            Ecol Partners II, Ltd.
            (a)  Amount beneficially owned: 949,206
            (b)  Percent of class: 6.9%
            (c)  Number of shares as to which such person has
                 (i)   sole power to vote or to direct the vote: 949,206
                 (ii)  shared power to vote or to direct the vote: 0
                 (iii) sole power to dispose or to direct the disposition:
                       949,206
                 (iv)  shared power to dispose or to direct the disposition: 0

            Phillips Investments, Inc.
            (a)  Amount beneficially owned: 951,558
            (b)  Percent of class: 6.9%
            (c)  Number of shares as to which such person has

               (i)   sole power to vote or to direct the vote: 2,352
               (ii)  shared power to vote or to direct the vote: 949,206
               (iii) sole power to dispose or to direct the disposition: 2,352
               (iv)  shared power to dispose or to direct the disposition:
                     949,206

          Harry J. Phillips, Jr.
          (a)  Amount beneficially owned: 1,654,356
          (b)  Percent of class: 12.0%
          (c)  Number of shares as to which such person has
               (i)   sole power to vote or to direct the vote: 702,798*
               (ii)  shared power to vote or to direct the vote: 951,558
               (iii) sole power to dispose or to direct the disposition:
                     702,798*
               (iv)  shared power to dispose or to direct the disposition:
                     951,558

* Mr. Phillips owns 48,403.90 shares of the Issuer's Series D Preferred Stock, which, according to and as of the date of the Issuer's Proxy Statement for its 2001 Annual Meeting of Stockholders, may be converted into 702,798 shares of common stock of the Issuer.

Item 5.   Ownership of Five Percent or Less of a Class
          N/A

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person
          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          N/A

Item 8.   Identification and Classification of Members of the Group
          N/A

Item 9.   Notice of Dissolution of Group
          N/A

Item 10.  Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 31, 2001                             ECOL PARTNERS II, LTD.

                                                By: Phillips Investments, Inc.,
                                                    its General Partner


                                                By: /s/ Harry J. Phillips, Jr.
                                                   -----------------------------
                                                    Harry J. Phillips, Jr.
                                                    President


                                                PHILLIPS INVESTMENTS, INC.


                                                By: /s/ Harry J. Phillips, Jr.
                                                   -----------------------------
                                                        Harry J. Phillips, Jr.
                                                        President



                                                 /s/ Harry J. Phillips, Jr.
                                                --------------------------------
                                                     Harry J. Phillips, Jr.